STRALEM FUND

March 21, 2011

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Stralem Fund
File Nos. 811-01920; 002-34277

Ladies and Gentlemen:

The Stralem Fund (the  "Trust"),  in accordance  with Rule 17g-1 under the Investment  Company Act of 1940 (the "1940 Act"),  hereby provides the following in connection with the Trust's fidelity bond:

1. A copy of the current fidelity bond (the "Bond") (attached as EX99-1).

2. A copy of the resolutions approving the Bond, which were adopted by the Board,  including a majority of the members thereof  who are not "interested persons" (as defined by the 1940 Act) of the Trust (attached as EX99-2).

Premiums have been paid through the policy period ending on March 15, 2012.

Please contact the undersigned at 513-587-3406 if you have any questions concerning this filing.

Very truly yours,
/s/ Wade R. Bridge

Wade R. Bridge
Assistant Secretary